BIONEUTRAL GROUP, INC.
211 Warren Street
Newark, New Jersey  07103

June 3, 2011

VIA EDGAR AND FACSIMILE

Andrew D. Mew
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	BioNeutral Group, Inc.
Form 10-K for the Fiscal Year Ended October 31, 2010
Filed February 15, 2011
File No. 333-149235

Dear Mr. Mew:

We acknowledge receipt of the letter of comment, dated May 20, 2011, from the Division of Corporation Finance (the “Comment Letter”) with regard to the above-captioned matters.  We are in the process of preparing our response to the Comment Letter.  However, we would like to request additional time to complete our response.

Today Tom Cunningham, our CFA, spoke via telephone with Mr. Millwood Hobbs.  Mr. Hobbs and Mr. Cunningham together arranged for an extension of time to file our response to the Division of Corporation Finance on or before June 17, 2011.  I acknowledge that we will have our response filed on or before June 17, 2011.

If you have any questions, please feel free to contact our outside counsel, Robert H. Friedman, at (212) 451-2220 or Jason S. Saltsberg at (212) 451-2320.

Sincerely,

/s/ Stephen Browand

Stephen Browand
President and Chief Executive Officer

cc:	Robert H. Friedman, Esq.,
Olshan Grundman Frome Rosenzweig & Wolosky LLP